Exhibit 99.1

Motif Bio to Present at BIO International Convention

NEW YORK, June 14, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced that the Company will present at BIO 2017 being held at the San Diego Convention Center, 111 West Harbor Drive, San Diego from 19-22 June 2017.

The presentation will provide information on the progress of its novel antibiotic candidate, iclaprim, and will take place at 3.30pm on Wednesday, June 21st in Presentation Theater 3. The presentation will be available shortly after on the company website: www.motifbio.com

The BIO International Convention brings together over 16,000 biotechnology and pharma leaders, covering a wide spectrum of life sciences areas including drug discovery, biomanufacturing, genomics, biofuels, nanotechnology and cell therapy — for more information see: http://convention.bio.org

About Iclaprim

Iclaprim is a potential novel antibiotic, designed to be effective against bacteria that have developed resistance to other antibiotics, including trimethoprim. Iclaprim exhibits potent in vitro activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin sensitive Staphylococcus aureus (MSSA) and methicillin resistant Staphylococcus aureus (MRSA). The MIC90 of iclaprim was lower than most comparators including vancomycin and linezolid, standard of care therapies used in serious and life-threatening Gram-positive hospital infections. To date, iclaprim has been studied in over 1,000 patients and healthy volunteers. Iclaprim is administered intravenously at a fixed dose, with no dosage adjustment required in patients with renal impairment, or in obese patients. This may help reduce overall hospital treatment costs, especially in renally impaired patients.

About Motif Bio: www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Motif Bio plc Contact:

Robert Dickey IV

Chief Financial Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com